UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               Washington, DC  20549

                     FORM U-3A-2

                                           File No.


Statement by Holding Company Claiming Exemption Under Rule U-3A-2
                from the Provisions of the
       Public Utility Holding Company Act of 1935

          To Be Filed Annually Prior to March 1


                     SCANA CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

                1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                SCANA Corporation is a South Carolina corporation incorporated in 1984 and has its principal executive office at 1426 Main Street, Columbia, South Carolina 29201.

                Claimant currently has thirteen direct and seven indirect wholly owned subsidiaries. The principal business of the subsidiaries, collectively, is the generation, transmission, distribution and sale of electricity in South Carolina and the purchase, transmission, distribution, storage and sale of natural gas and propane in South Carolina.

                The claimant's wholly owned subsidiaries are as follows:

        (1) South Carolina Electric & Gas Company (SCE&G), a South Carolina corporation, generates and sells electricity to wholesale and retail customers, purchases, sells and transports natural gas at retail and provides public transit service in Columbia, South Carolina. SCE&G holds all of the common beneficial ownership interests in one immaterial subsidiary;

        (2)  South Carolina Generating Company, Inc. (GENCO), a
             South Carolina corporation, owns and operates Williams Station, a 560 MW coal-fired electric generating plant, and sells electricity to SCE&G;

        (3) South Carolina Fuel Company, Inc., a South Carolina corporation, acquires, owns and provides financing for SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowances;


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        (4)  SCANA Propane Gas, Inc. (Propane Gas), purchases,
             delivers, and sells propane. Propane Gas holds all the capital stock of two immaterial subsidiaries;

        (5) SCANA Resources, Inc., a South Carolina corporation, conducts energy-related businesses and services.
             SCANA Resources, Inc. holds all of the capital stock of one immaterial subsidiary;

       (6) SCANA Communications, Inc., a South Carolina corporation, provides fiber optic telecommunications and invests in companies developing personal communications services for wireless communications;

       (7) SCANA Energy Marketing, Inc., a South Carolina corporation, markets electricity, natural gas and other light hydrocarbons;

       (8) ServiceCare, Inc., a South Carolina corporation, provides energy-related products and services beyond the energy meter, principally service contracts on home appliances and home security services;


       (9) Primesouth, Inc., a South Carolina corporation, engages in power plant management and maintenance services. Primesouth, Inc. holds all of the capital stock of one immaterial subsidiary;

      (10) South Carolina Pipeline Corporation, a South Carolina corporation, purchases, sells and transports natural gas to wholesale and direct industrial customers and owns and operates two liquified natural gas plants. South Carolina Pipeline Corporation holds all the capital stock of one immaterial subsidiary;

     (11) SCANA Propane Services, Inc., a South Carolina corporation, owns and operates an underground propane storage facility and leases cavern storage to industries, utilities and others;

     (12) SCANA Petroleum Resources, Inc. (Petroleum Resources), a South Carolina corporation sold substantially all of its assets for $110 million. Petroleum Resources holds all of the capital stock of one immaterial subsidiary. Petroleum Resources is in the process of liquidation;

    (13)     SCANA Development Corporation (Development
             Corporation), a South Carolina corporation, has engaged in the acquisition, development, management and sale of real estate. Development Corporation has sold a significant portion of its properties and is in the process of liquidation.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          A.      Description of properties of claimant:

                  SCANA Corporation owns no such property. It holds all the capital stock and equity interests of each of its subsidiaries except for (i) the preferred stock of SCE&G,
                  (ii) the capital stock of USA Cylinder Exchange, Inc. and SCANA Propane Supply Inc., which capital stock is held by SCANA Propane Gas, (iii) the capital stock of C&T Pipeline Company, L.L.C, which capital stock is held by South Carolina Pipeline Corporation, (iv) the capital stock of Palmark, Inc., which capital stock is held by Primesouth, Inc., (v) the capital stock of Instel, Inc., which capital stock is held by SCANA Resources, Inc., (vi) the capital stock of SPR Gas Services, Inc., which capital stock is held by Petroleum Resources and (vii) the common beneficial ownership interests in SCE&G Trust I which are held by SCE&G and the preferred beneficial ownership interests in SCE&G Trust I.

          B. Description of properties of claimant's wholly owned subsidiary public utility companies:

SOUTH CAROLINA ELECTRIC & GAS COMPANY

     The following table gives information with respect to electric generating facilities of SCE&G.

                                                        Net Generating
                                                          Capability
  Type             Name             Location            (Kilowatts)(1)

Steam             Canadys          Canadys, SC               430,000
                  McMeekin         Irmo, SC                  252,000
                  Urquhart         Beech Island, SC          250,000
                  Wateree          Eastover, SC              700,000
                  Summer (2)       Parr, SC                  635,000
                  Cope (3)         Cope, SC                  408,000
                  D-Area (4)       DOE Savannah River
                                     Site, SC                 35,000

Gas Turbines      Burton           Burton, SC                 28,500
                  Faber Place      Charleston, SC              9,500
                  Hardeeville      Hardeeville, SC            14,000
                  Urquhart         Beech Island, SC           38,000
                  Coit             Columbia, SC               30,000
                  Parr             Parr, SC                   60,000
                  Williams(5)      Goose Creek, SC            49,000
                  Hagood           Charleston, SC             95,000

Hydro             Columbia         Columbia, SC               10,000
                  Neal Shoals      Carlisle, SC                5,000
                  Parr Shoals      Parr, SC                   14,000
                  Saluda           Irmo, SC                  206,000
                  Stevens Creek    Martinez, GA                9,000

Pumped Storage    Fairfield        Parr, SC                  512,000

                     Total                                 3,790,000


(1)     Summer rating.
(2) Operated by SCE&G under a joint ownership agreement. Represents SCE&G's two-thirds ownership of the Summer Station.
(3)     Plant began commercial operation in January, 1996.
(4) This plant is operated under lease from the Department of Energy (DOE) and is dispatched to DOE's Savannah River Site steam needs. "Net Generating Capability" for this plant is expected average hourly output. The lease expires on October 1, 2005.
(5) The two gas turbines at Williams were purchased upon expiration of the lease on June 29, 1997.

     All purchases, deliveries and sales of electricity take place within the State of South Carolina or as interstate commerce at the State line.

     SCE&G owns 428 substations having an aggregate transformer capacity of 21,356,393 KVA. The transmission system consists of 3,122 miles of lines and the distribution system consists of 16,129 pole miles of overhead lines and 3,500 trench miles of underground lines.


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

     SCE&G's gas system consists of approximately 7,082 miles of three-inch equivalent distribution pipelines and approximately 11,668 miles of distribution mains and related service facilities, installed in communities pursuant to terms of franchises granted by each community. SCE&G has propane air peak shaving facilities which can supplement the supply of natural gas by gasifying propane to yield the equivalent of approximately 102,000 MCF of natural gas per day.

     All purchases, deliveries and sales of gas take place within the State of South Carolina.

SOUTH CAROLINA GENERATING COMPANY, INC. (GENCO)

     GENCO owns Williams Station, a 560 MW coal-fired generating plant located in Goose Creek, South Carolina, and sells electricity to SCE&G. All sales and deliveries take place within the State of South Carolina.

   3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

      (a) Number of KWH of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

                         Claimant
                         SCANA Corporation:  None

                         Subsidiary Public Utility Companies
                         SCE&G:
                         17,394,168,673   KWH
                         22,214,364   MCF

                         GENCO:
                         Sold all of the generation of Williams Station (4,315,781,000 KWH) to SCE&G under a unit power sales agreement.

      (b) Number of KWH of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              None

      (c) Number of KWH of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

             754,961,000   KWH

      (d) Number of KWH of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                         136,878,000   KWH



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

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                 None

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                 None

      (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                 None

      (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                 None

      (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                 None

                            EXHIBIT A

     A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.




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

                                                  SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                               (THOUSANDS OF DOLLARS)

                                                        SOUTH CAROLINA
                                            SCANA       ELECTRIC & GAS    SOUTH CAROLINA
                                         CORPORATION        COMPANY         GENERATING
                                         CONSOLIDATED    CONSOLIDATED      COMPANY, INC.

OPERATING REVENUES:
  ELECTRIC                                1,103,031       1,103,091           99,773
  GAS                                       418,711         233,562
  TRANSIT                                     1,607           1,607
    TOTAL OPERATING REVENUES              1,523,349       1,338,260           99,773

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION          248,402         180,914           67,488
  PURCHASED POWER                             9,398         109,171
  GAS PURCHASED FOR RESALE                  286,463         151,902
  OTHER OPERATION                           238,744         222,252            5,519
  MAINTENANCE                                71,637          67,521            2,255
  DEPRECIATION AND AMORTIZATION             153,093         139,644            7,020
  INCOME TAXES                              105,440          98,050              716
  OTHER TAXES                                95,913          86,713            5,165
    TOTAL OPERATING EXPENSES              1,209,090       1,056,167           88,163

OPERATING INCOME                            314,259         282,093           11,610

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION                        7,133           6,038               61
  OTHER INCOME, NET OF INCOME TAXES          30,502           4,195               (6)
    TOTAL OTHER INCOME                       37,635          10,233               55

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS             351,894         292,326           11,665

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET           115,437          95,530            7,076
  OTHER INTEREST EXPENSE                     11,761           6,304               93
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION                       (5,932)         (4,829)            (138)
    TOTAL INTEREST CHARGES, NET             121,266          97,005            7,031

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                       230,628        195,321            4,634

PREFERRED DIVIDEND REQUIREMENT OF
  SCE&G -- OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES               661             661

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                            229,967         194,660            4,634

PREFERRED STOCK CASH DIVIDENDS               (9,241)         (9,241)

NET INCOME                                  220,726         185,419            4,634

RETAINED EARNINGS AT BEGINNING OF YEAR      558,166         415,485            9,555
COMMON STOCK CASH DIVIDENDS DECLARED       (161,739)       (162,600)          (3,400)
RETAINED EARNINGS AT END OF YEAR            617,153         438,304           10,789

EARNINGS AVAILABLE FOR COMMON STOCK         220,726
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                      107,069
EARNINGS PER SHARE OF COMMON STOCK             2.06


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

                                                  SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                          FOR THE YEAR ENDED DECEMBER 31, 1997
                                                (THOUSANDS OF DOLLARS)


                                    SOUTH CAROLINA   SOUTH CAROLINA     SCANA          SCANA         PRIMESOUTH,
                                        FUEL          PIPELINE CORP.  DEVELOPMENT  COMMUNICATIONS,      INC.
                                     COMPANY, INC.    CONSOLIDATED    CORPORATION       INC.        CONSOLIDATED


OPERATING REVENUES:
  ELECTRIC                              175,784
  GAS                                                      339,855
  TRANSIT
    TOTAL OPERATING REVENUES            175,784            339,855

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION      170,917
  PURCHASED POWER
  GAS PURCHASED FOR RESALE                                 289,267
  OTHER OPERATION                            43             11,033
  MAINTENANCE                                                1,861
  DEPRECIATION AND AMORTIZATION                              6,429
  INCOME TAXES                                               6,674
  OTHER TAXES                                                4,035
    TOTAL OPERATING EXPENSES            170,960            319,299

OPERATING INCOME                          4,824             20,556

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION                                       1,034
  OTHER INCOME, NET OF INCOME TAXES                             80          668         8,204          (208)
    TOTAL OTHER INCOME                                       1,114          668         8,204          (208)

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS           4,824             21,670          668         8,204          (208)

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET         4,253              1,428                          3             3
  OTHER INTEREST EXPENSE                  1,428              2,258          668         9,551            10
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION                     (857)              (108)
    TOTAL INTEREST CHARGES, NET           4,824              3,578          668         9,554            13

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                                      18,092                     (1,350)         (221)
PREFERRED DIVIDEND REQUIREMENT OF
  COMPANY -- OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                            18,092                     (1,350)         (221)

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                                  18,092                     (1,350)         (221)

RETAINED EARNINGS AT BEGINNING OF YEAR                      42,426         (545)       11,624        (7,363)
COMMON STOCK CASH DIVIDENDS DECLARED                       (16,400)
RETAINED EARNINGS AT END OF YEAR                            44,118         (545)       10,274        (7,584)

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK


8




                                                  SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                         FOR THE YEAR ENDED DECEMBER 31, 1997
                                                (THOUSANDS OF DOLLARS)

                                                        SCANA           SCANA
                                                      RESOURCES,      PETROLEUM        SCANA PROPANE
                                      SCANA ENERGY       INC.       RESOURCES, INC.      GAS, INC.
                                     MARKETING, INC. CONSOLIDATED    CONSOLIDATED       CONSOLIDATED


OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES      (1,101)          616           20,501              2,009
    TOTAL OTHER INCOME                   (1,101)          616           20,501              2,009

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS          (1,101)          616           20,501              2,009

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET
  OTHER INTEREST EXPENSE                    296           189            3,197                 99
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET             296           189            3,197                 99

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                   (1,397)          427           17,304              1,910

PREFERRED DIVIDEND REQUIREMENT OF
  COMPANY -- OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                         (1,397)          427           17,304              1,910

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                               (1,397)          427           17,304              1,910

RETAINED EARNINGS AT BEGINNING OF YEAR   (2,608)         (107)         (71,683)            14,371
COMMON STOCK CASH DIVIDENDS DECLARED                                   (28,200)           (11,800)
RETAINED EARNINGS AT END OF YEAR         (4,005)          320          (82,579)             4,481

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK


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

                                               SCANA CORPORATION
                           CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                    FOR THE YEAR ENDED DECEMBER 31, 1997
                                             (THOUSANDS OF DOLLARS)

                                                                  SCANA PROPANE        SCANA
                                            SERVICECARE, INC.     SERVICES, INC.    CORPORATION       ELIMINATIONS


OPERATING REVENUES:
  ELECTRIC                                                                                             (275,617)
  GAS                                                                                                  (154,706)
  TRANSIT
    TOTAL OPERATING REVENUES                                                                           (430,323)

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION                                                                     (170,917)
  PURCHASED POWER                                                                                       (99,773)
  GAS PURCHASED FOR RESALE                                                                             (154,706)
  OTHER OPERATION                                                                                          (103)
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES                                                                           (425,499)

OPERATING INCOME                                                                                         (4,824)

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS                                                         226,102           (226,102)
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES                 134            1,607              11,606            (17,803)
    TOTAL OTHER INCOME                              134            1,607             237,708           (243,905)

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                     134            1,607             237,708           (248,729)

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                                                     10,540             (3,396)
  OTHER INTEREST EXPENSE                            250              207               6,442            (19,231)
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                     250              207              16,982            (22,627)

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                             (116)           1,400             220,726           (226,102)

PREFERRED DIVIDEND REQUIREMENT OF
  COMPANY -- OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES
INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                   (116)           1,400             220,726           (226,102)

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                         (116)           1,400             220,726           (226,102)

RETAINED EARNINGS AT BEGINNING OF YEAR           (1,567)             293             558,166           (409,881)
COMMON STOCK CASH DIVIDENDS DECLARED                                (800)           (161,739)           223,200
RETAINED EARNINGS AT END OF YEAR                 (1,683)             893             617,153           (412,783)

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK



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

                                            SOUTH CAROLINA      SOUTH CAROLINA
                                            ELECTRIC & GAS      ELECTRIC & GAS
                                               COMPANY              COMPANY           SCE&G
                                             CONSOLIDATED       UNCONSOLIDATED        TRUST I         ELIMINATIONS

OPERATING REVENUES:
  ELECTRIC                                    1,103,091        1,103,091
  GAS                                           233,562          233,562
  TRANSIT                                         1,607            1,607
    TOTAL OPERATING REVENUES                  1,338,260        1,338,260

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION              180,914          180,914
  PURCHASED POWER                               109,171          109,171
  GAS PURCHASED FOR RESALE                      151,902          151,902
  OTHER OPERATION                               222,252          222,252
  MAINTENANCE                                    67,521           67,521
  DEPRECIATION AND AMORTIZATION                 139,644          139,644
  INCOME TAXES                                   98,050           98,050
  OTHER TAXES                                    86,713           86,713
    TOTAL OPERATING EXPENSES                  1,056,167        1,056,167

OPERATING INCOME                                282,093          282,093

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION                            6,038            6,038
  OTHER INCOME, NET OF INCOME TAXES               4,195            4,247                 661             (713)
    TOTAL OTHER INCOME                           10,233           10,285                 661             (713)

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                 292,326          292,378                 661             (713)

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                95,530           95,530
  OTHER INTEREST EXPENSE                          6,304            7,017                                 (713)
  ALLOWANCE FOR BORROWED FUNDS USED
  DURING CONSTRUCTION                            (4,829)          (4,829)
    TOTAL INTEREST CHARGES, NET                  97,005           97,718                                 (713)

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                          195,321          194,660                 661

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
  --OBLIGATED MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                              661                                  661

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                194,660          194,660

PREFERRED STOCK CASH DIVIDENDS                   (9,241)          (9,241)
NET INCOME                                      185,419          185,419

RETAINED EARNINGS AT BEGINNING OF YEAR          415,485          415,485
COMMON STOCK CASH DIVIDENDS DECLARED           (162,600)        (162,600)
RETAINED EARNINGS AT END OF YEAR                438,304          438,304

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK

11



                                            SOUTH CAROLINA       SOUTH CAROLINA      C&T PIPELINE
                                             PIPELINE CORP.      PIPELINE CORP.       COMPANY
                                             CONSOLIDATED        UNCONSOLIDATED        L.L.C.

OPERATING REVENUES:
  ELECTRIC
  GAS                                           339,855          339,584                 271
  TRANSIT
    TOTAL OPERATING REVENUES                    339,855          339,584                 271

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE                      289,267          289,267
  OTHER OPERATION                                11,033           10,902                 131
  MAINTENANCE                                     1,861            1,854                   7
  DEPRECIATION AND AMORTIZATION                   6,429            6,256                 173
  INCOME TAXES                                    6,674            6,687                 (13)
  OTHER TAXES                                     4,035            4,007                  28
    TOTAL OPERATING EXPENSES                    319,299          318,973                 326

OPERATING INCOME                                 20,556           20,611                 (55)

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION                            1,034            1,034
  OTHER INCOME, NET OF INCOME TAXES                  80               80
    TOTAL OTHER INCOME                            1,114            1,114

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                  21,670           21,725                 (55)

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                 1,428            1,428
  OTHER INTEREST EXPENSE                          2,258            2,258
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION                             (108)            (108)
    TOTAL INTEREST CHARGES, NET                   3,578            3,578

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                           18,092           18,147                 (55)

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
  --OBLIGATED MANDATORILY REDEEMABLE
  PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                 18,092           18,147                 (55)

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                       18,092           18,147                 (55)

RETAINED EARNINGS AT BEGINNING OF YEAR           42,426           42,121                 305
COMMON STOCK CASH DIVIDENDS DECLARED            (16,400)         (16,400)
RETAINED EARNINGS AT END OF YEAR                 44,118           43,868                 250

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK




12





                                            PRIMESOUTH, INC.    PRIMESOUTH, INC.
                                             CONSOLIDATED        UNCONSOLIDATED      PALMARK, INC.    ELIMINATIONS



OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES                (208)            (215)                (37)              44
    TOTAL OTHER INCOME                             (208)            (215)                (37)              44

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                    (208)            (215)                (37)              44

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                     3                2                   1
  OTHER INTEREST EXPENSE                             10                4                   6
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                      13                6                   7

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                             (221)            (221)                (44)              44

PREFERRED DIVIDEND REQUIREMENT OF
  COMPANY -- OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                   (221)            (221)                (44)              44

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                         (221)            (221)                (44)              44

RETAINED EARNINGS AT BEGINNING OF YEAR           (7,363)          (7,363)                (20)              20
COMMON STOCK CASH DIVIDENDS DECLARED
RETAINED EARNINGS AT END OF YEAR                 (7,584)          (7,584)                (64)              64

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK
13




                                                SCANA               SCANA
                                            RESOURCES, INC.     RESOURCES, INC.
                                             CONSOLIDATED       UNCONSOLIDATED        INSTEL, INC.



OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES                 616              168                 448
    TOTAL OTHER INCOME                              616              168                 448

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                     616              168                 448

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                   189               40                 149
  OTHER INTEREST EXPENSE
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                     189               40                 149

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                              427              128                 299

PREFERRED DIVIDEND REQUIREMENT OF
  COMPANY -- OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                    427              128                 299

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                          427              128                 299

RETAINED EARNINGS AT BEGINNING OF YEAR             (107)             (95)                (12)
COMMON STOCK CASH DIVIDENDS DECLARED
RETAINED EARNINGS AT END OF YEAR                    320               33                 287

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK


14


                                                SCANA               SCANA
                                              PETROLEUM           PETROLEUM
                                            RESOURCES, INC.     RESOURCES, INC.        SPR GAS
                                             CONSOLIDATED       UNCONSOLIDATED      SERVICES, INC.



OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES              20,501           20,501
    TOTAL OTHER INCOME                           20,501           20,501

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                  20,501           20,501

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET
  OTHER INTEREST EXPENSE                          3,197            3,197
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                   3,197            3,197

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                           17,304           17,304

PREFERRED DIVIDEND REQUIREMENT OF
  COMPANY -- OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                                 17,304           17,304

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                       17,304           17,304

RETAINED EARNINGS AT BEGINNING OF YEAR          (71,683)         (71,683)
COMMON STOCK CASH DIVIDENDS DECLARED            (28,200)         (28,200)
RETAINED EARNINGS AT END OF YEAR                (82,579)         (82,579)

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK

15





                                        SCANA             SCANA            USA             SCANA
                                   PROPANE GAS, INC. PROPANE GAS, INC.   CYLINDER         PROPANE
                                     CONSOLIDATED     UNCONSOLIDATED   EXCHANGE, INC.  SUPPLY, INC.  ELIMINATIONS

OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES       2,009                876          251         882
    TOTAL OTHER INCOME                    2,009                876          251         882

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS           2,009                876          251         882

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET
  OTHER INTEREST EXPENSE                     99                 99
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET              99                 99

INCOME BEFORE PREFERRED DIVIDEND
  REQUIREMENTS ON MANDATORILY REDEEMABLE
  PREFERRED SECURITIES                    1,910                777          251         882

PREFERRED DIVIDEND REQUIREMENT OF
  COMPANY -- OBLIGATED MANDATORILY
  REDEEMABLE PREFERRED SECURITIES

INCOME BEFORE PREFERRED STOCK
  CASH DIVIDENDS                          1,910                777          251         882

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                1,910                777          251         882

RETAINED EARNINGS AT BEGINNING OF YEAR   14,371             12,144          546       1,681
COMMON STOCK CASH DIVIDENDS DECLARED    (11,800)           (11,800)
RETAINED EARNINGS AT END OF YEAR          4,481              1,121          797       2,563

EARNINGS AVAILABLE FOR COMMON STOCK
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK



16






                                                  SCANA CORPORATION
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1997
                                                (THOUSANDS OF DOLLARS)

                                                                   SOUTH CAROLINA
                                                      SCANA        ELECTRIC & GAS    SOUTH CAROLINA    SOUTH CAROLINA
                                                    CORPORATION       COMPANY          GENERATING          FUEL
                                                    CONSOLIDATED    CONSOLIDATED      COMPANY, INC.    COMPANY, INC.


ASSETS

UTILITY PLANT:
  ELECTRIC                                           4,292,597         4,020,165          272,432
  GAS                                                  580,023           352,387
  OTHER                                                 83,898            83,898
     TOTAL                                           4,956,518         4,456,450          272,432
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION     1,619,314         1,421,015          103,280
    TOTAL                                            3,337,204         3,035,435          169,152
  CONSTRUCTION WORK IN PROGRESS                        233,820           221,187            4,379
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION         53,239                                             53,239
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT      24,178
      UTILITY PLANT, NET                             3,648,441         3,256,622          173,531          53,239

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION        70,108            11,869
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES                                                                  20
  INVESTMENTS                                          253,890             5,285
      TOTAL OTHER PROPERTY & INVESTMENTS               323,998            17,174

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                   59,662             6,021
  RECEIVABLES - CUSTOMER AND OTHER                     288,450           163,926              326              40
  RECEIVABLES - ASSOCIATED COMPANIES                                      13,132            9,139
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                50,539             3,369            5,004          20,066
    MATERIALS & SUPPLIES                                51,786            47,439            1,564
  PREPAYMENTS                                           15,989             9,520              546             325
  DEFERRED INCOME TAXES                                 24,926            20,871
      TOTAL CURRENT ASSETS                             491,352           264,278           16,579          20,431

DEFERRED DEBITS:
  EMISSION ALLOWANCES                                   30,587                                             30,587
  ENVIRONMENTAL                                         32,376            32,376
  NUCLEAR PLANT DECOMMISSIONING FUND                    48,789            48,789
  PENSION ASSET                                         82,177            82,177
  OTHER                                                274,306           259,740            1,218
      TOTAL DEFERRED DEBITS                            468,235           423,082            1,218          30,587

        TOTAL                                        4,932,026         3,961,156          191,328         104,257



17





                                                   SCANA CORPORATION
                                              CONSOLIDATING BALANCE SHEET
                                                   DECEMBER 31, 1997
                                                 (THOUSANDS OF DOLLARS)


                                                                  SOUTH CAROLINA
                                                     SCANA        ELECTRIC & GAS   SOUTH CAROLINA    SOUTH CAROLINA
                                                  CORPORATION        COMPANY         GENERATING          FUEL
                                                  CONSOLIDATED     CONSOLIDATED     COMPANY, INC.    COMPANY, INC.
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                    1,787,931        1,446,686          30,789                1
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                    106,260          106,260
    TOTAL STOCKHOLDERS' INVESTMENT                 1,894,191        1,552,946          30,789                1
PREFERRED STOCK (SUBJ TO PURCHASE OR
  SINKING FUNDS)                                      11,995           11,995
SCE&G OBLIGATED MANDATORILY REDEEMABLE
  PREFERRED SECURITIES OF SCE&G's SUBSIDIARY
  TRUST, SCE&G TRUST I, HOLDING SOLELY $50
  MILLION PRINCIPAL AMOUNT OF THE 7.55%
  JUNIOR SUBORDINATED DEBENTURES OF SCE&G,
  DUE 2027                                            50,000           50,000
LONG-TERM DEBT, NET                                1,566,417        1,181,463          88,450           80,272
      TOTAL CAPITALIZATION                         3,522,603        2,796,404         119,239           80,273

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                               58,502           13,300
  CURRENT PORTION OF LONG-TERM DEBT                   73,044           47,743           3,700
  CURRENT PORTION OF PREFERRED STOCK                     560              560
  ACCOUNTS PAYABLE                                   130,542           38,148           5,748           14,819
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                              32,675           1,250           11,698
  CUSTOMER DEPOSITS                                   17,914           16,661
  TAXES ACCRUED                                       59,032           47,558           4,427           (2,549)
  INTEREST ACCRUED                                    26,609           22,148             596               12
  DIVIDENDS DECLARED                                  42,856           57,728             800
  OTHER                                               13,423            5,057               1                5
      TOTAL CURRENT LIABILITIES                      422,482          281,578          16,522           23,985

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS                     97,983           89,356           7,278
  DEFERRED INCOME TAXES                              612,504          539,327          42,724               (1)
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING           48,789           48,789
  POSTRETIREMENT BENEFITS                             61,000           61,000
  OTHER                                              166,665          144,702           5,565
      TOTAL DEFERRED CREDITS                         986,941          883,174          55,567               (1)

        TOTAL                                      4,932,026        3,961,156         191,328          104,257


18





                                               SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                               DECEMBER 31, 1997
                                             (THOUSANDS OF DOLLARS)




                                                         SOUTH CAROLINA       SCANA           SCANA         PRIMESOUTH,
                                                          PIPELINE CORP.    DEVELOPMENT    COMMUNICATIONS,     INC.
                                                          CONSOLIDATED      CORPORATION        INC.        CONSOLIDATED


ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS                                                       227,636
  TRANSIT
  COMMON
    TOTAL                                                   227,636
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION             95,019
    TOTAL                                                   132,617
  CONSTRUCTION WORK IN PROGRESS                               8,254
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT           24,178
      UTILITY PLANT, NET                                    165,049

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION                                15,872          15,247          57
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                     2                 55         234,842         724
      TOTAL OTHER PROPERTY & INVESTMENTS                          2             15,927         250,089         781

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                          1,696                43             529         712
  RECEIVABLES - CUSTOMER AND OTHER                            23,754             5,159          42,005         285
  RECEIVABLES - ASSOCIATED COMPANIES                          22,459                                18         345
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                      16,832
    MATERIALS & SUPPLIES                                         317                               306
  PREPAYMENTS                                                    967               141             283         762
  DEFERRED INCOME TAXES                                        2,158                                38         100
      TOTAL CURRENT ASSETS                                    68,183             5,343          43,179       2,204

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                        6,904             2,225             349           6
      TOTAL DEFERRED DEBITS                                    6,904             2,225             349           6

        TOTAL                                                240,138            23,495         293,617       2,991



19






                                                    SCANA CORPORATION
                                              CONSOLIDATING BALANCE SHEET
                                                    DECEMBER 31, 1997
                                                  (THOUSANDS OF DOLLARS)




                                                  SOUTH CAROLINA       SCANA           SCANA         PRIMESOUTH,
                                                  PIPELINE CORP.    DEVELOPMENT    COMMUNICATIONS,      INC.
                                                   CONSOLIDATED     CORPORATION         INC.        CONSOLIDATED
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                      98,236           12,003           73,137          2,187
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                   98,236           12,003           73,137          2,187
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
LONG-TERM DEBT, NET                                  66,588            9,962                              20
      TOTAL CAPITALIZATION                          164,824           21,965           73,137          2,207

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT                   1,250
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                   35,837              (10)             693             23
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES               728              362          197,680             60
  CUSTOMER DEPOSITS                                      45
  TAXES ACCRUED                                       3,686              (63)           2,300            (13)
  INTEREST ACCRUED                                      888
  DIVIDENDS DECLARED                                  9,600
  OTHER                                                 481               40              159            617
      TOTAL CURRENT LIABILITIES                      52,515              329          200,832            687

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS                     1,349
  DEFERRED INCOME TAXES                              17,241                            15,315            (21)
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                               4,209            1,201            4,333            118
      TOTAL DEFERRED CREDITS                         22,799            1,201           19,648             97

        TOTAL                                       240,138           23,495          293,617          2,991


20




                                              SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                              DECEMBER 31, 1997
                                           (THOUSANDS OF DOLLARS)

                                                                                              SCANA          SCANA
                                                        SCANA ENERGY       SCANA            PETROLEUM       PROPANE
                                                       MARKETING, INC.  RESOURCES, INC.   RESOURCES, INC.   GAS, INC.
                                                                         CONSOLIDATED      CONSOLIDATED    CONSOLIDATED

ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION             814             645              473            16,018
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                              3,073            5,389            10,545
      TOTAL OTHER PROPERTY & INVESTMENTS                     814           3,718            5,862            26,563

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                        262           46,218               910
  RECEIVABLES - CUSTOMER AND OTHER                        36,898           2,410            1,146             2,883
  RECEIVABLES - ASSOCIATED COMPANIES                       2,570                            1,729                32
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                      69                                              4,640
    MATERIALS & SUPPLIES                                      15             474              161             1,031
  PREPAYMENTS                                                196              72               39               208
  DEFERRED INCOME TAXES                                      191              61            1,002               170
      TOTAL CURRENT ASSETS                                39,939           3,279           50,295             9,874

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                    1,238              57              (27)              (17)
      TOTAL DEFERRED DEBITS                                1,238              57              (27)              (17)

        TOTAL                                             41,991           7,054           56,130            36,420


21




                                              SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                               DECEMBER 31, 1997
                                            (THOUSANDS OF DOLLARS)
                                                                                                              SCANA
                                                        SCANA ENERGY       SCANA            PETROLEUM        PROPANE
                                                       MARKETING, INC.  RESOURCES, INC.   RESOURCES, INC.    GAS, INC.
                                                                         CONSOLIDATED      CONSOLIDATED    CONSOLIDATED
    CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                            4,435           1,792              8,504            16,584
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                         4,435           1,792              8,504            16,584
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
LONG-TERM DEBT, NET                                        3,867           3,099                                2,850
      TOTAL CAPITALIZATION                                 8,302           4,891              8,504            19,434

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT                                          351
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                        27,987             958              2,969             1,029
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                  2,181              39              2,015             9,881
  CUSTOMER DEPOSITS                                                                                             1,208
  TAXES ACCRUED                                            2,676             243             14,179               814
  INTEREST ACCRUED
  DIVIDENDS DECLARED                                                                         25,600
  OTHER                                                       14             553                                  810
      TOTAL CURRENT LIABILITIES                           32,858           2,144             44,763            13,742

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS
  DEFERRED INCOME TAXES                                      322              19                                3,244
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                      509                              2,863
      TOTAL DEFERRED CREDITS                                 831              19              2,863             3,244

        TOTAL                                             41,991           7,054             56,130            36,420


22







                                                  SCANA CORPORATION
                                            CONSOLIDATING BALANCE SHEET
                                                 DECEMBER 31, 1997
                                               (THOUSANDS OF DOLLARS)

                                                                          SCANA
                                                       SERVICECARE       PROPANE           SCANA
                                                           INC.       SERVICES, INC.    CORPORATION    ELIMINATIONS
ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION         3,863            3,149            2,101
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES                                                                         1,696,649      (1,696,649)
    ADVANCES                                                                             264,364        (264,384)
  INVESTMENTS                                                               394           (6,419)
      TOTAL OTHER PROPERTY & INVESTMENTS                 3,863            3,543        1,956,695      (1,961,033)
CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                       639           2,632
  RECEIVABLES - CUSTOMER AND OTHER                       6,290              319           3,009
  RECEIVABLES - ASSOCIATED COMPANIES                                                    115,671         (165,095)
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                                    559
    MATERIALS & SUPPLIES                                   404               75
  PREPAYMENTS                                            2,922                8
  DEFERRED INCOME TAXES                                                      43             292
      TOTAL CURRENT ASSETS                               9,616            1,643         121,604         (165,095)
DEFERRED DEBITS:
  EMISSION ALLOWANCES
  UNAMORTIZED DEBT EXPENSE
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                     98              142           2,373
      TOTAL DEFERRED DEBITS                                 98              142           2,373

        TOTAL                                           13,577            5,328       2,080,672       (2,126,128)



23







                                                  SCANA CORPORATION
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1997
                                                (THOUSANDS OF DOLLARS)

                                                                          SCANA
                                                       SERVICECARE       PROPANE           SCANA
                                                           INC.       SERVICES, INC.    CORPORATION    ELIMINATIONS


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                          1,399              894         1,787,931       (1,696,647)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                       1,399              894         1,787,931       (1,696,647)
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
LONG-TERM DEBT, NET                                                       3,800           197,400          (71,354)
      TOTAL CAPITALIZATION                               1,399            4,694         1,985,331       (1,768,001)

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                                                                    45,202
  CURRENT PORTION OF LONG-TERM DEBT                                                        20,000
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                         295               11             2,035
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                6,529              691                           (265,789)
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                            (67)             192           (14,351)
  INTEREST ACCRUED                                                                          3,503             (538)
  DIVIDENDS DECLARED                                                                       40,928          (91,800)
  OTHER                                                  5,633               30                23
      TOTAL CURRENT LIABILITIES                         12,390              924            97,340         (358,127)

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS
  DEFERRED INCOME TAXES                                                    (290)           (5,376)
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                   (212)                             3,377
      TOTAL DEFERRED CREDITS                              (212)            (290)           (1,999)

        TOTAL                                           13,577            5,328         2,080,672       (2,126,128)


24







                                                     SOUTH CAROLINA   SOUTH CAROLINA
                                                     ELECTRIC & GAS   ELECTRIC & GAS
                                                        COMPANY          COMPANY          SCE&G
                                                      CONSOLIDATED    UNCONSOLIDATED      TRUST I      ELIMINATIONS


ASSETS
UTILITY PLANT:
  ELECTRIC                                           4,020,165        4,020,165
  GAS                                                  352,387          352,387
  TRANSIT                                                3,819            3,819
  COMMON                                                80,079           80,079
    TOTAL                                            4,456,450        4,456,450
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION     1,421,015        1,421,015
    TOTAL                                            3,035,435        3,035,435
  CONSTRUCTION WORK IN PROGRESS                        221,187          221,187
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET                             3,256,622        3,256,622

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION        11,869           11,869
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES                                                            1,547          51,546         (53,093)
    ADVANCES                                                20               20
  INVESTMENTS                                            5,285            5,285
      TOTAL OTHER PROPERTY & INVESTMENTS                17,174           18,721          51,546         (53,093)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                    6,021            5,968              53

  RECEIVABLES - CUSTOMER AND OTHER                     163,926          163,926
  RECEIVABLES - ASSOCIATED COMPANIES                    13,132           13,184                             (52)
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                 3,369            3,369
    MATERIALS & SUPPLIES                                47,439           47,439
  PREPAYMENTS                                            9,520            9,520
  DEFERRED INCOME TAXES                                 20,871           20,871
      TOTAL CURRENT ASSETS                             264,278          264,277              53             (52)

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL                                         32,376           32,376
  NUCLEAR PLANT DECOMMISSIONING FUND                    48,789           48,789
  PENSION ASSET                                         82,177           82,177
  OTHER                                                259,740          259,740
      TOTAL DEFERRED DEBITS                            423,082          423,082

        TOTAL                                        3,961,156        3,962,702          51,599         (53,145)




25





                                                     SOUTH CAROLINA   SOUTH CAROLINA
                                                     ELECTRIC & GAS   ELECTRIC & GAS
                                                        COMPANY          COMPANY          SCE&G
                                                      CONSOLIDATED    UNCONSOLIDATED      TRUST I      ELIMINATIONS



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                      1,446,686        1,446,686             1,547           (1,547)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                      106,260          106,260
    TOTAL STOCKHOLDERS' INVESTMENT                   1,552,946        1,552,946             1,547           (1,547)
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)     11,995           11,995
TRUST-PREFERRED SECURITIES                              50,000                             50,000
LONG-TERM DEBT, NET                                  1,181,463        1,233,009                            (51,546)
      TOTAL CAPITALIZATION                           2,796,404        2,797,950            51,547          (53,093)

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                                 13,300           13,300
  CURRENT PORTION OF LONG-TERM DEBT                     47,743           47,743
  CURRENT PORTION OF PREFERRED STOCK                       560              560
  ACCOUNTS PAYABLE                                      38,148           38,148
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES               32,675           32,675                52              (52)
  CUSTOMER DEPOSITS                                     16,661           16,661
  TAXES ACCRUED                                         47,558           47,558
  INTEREST ACCRUED                                      22,148           22,148
  DIVIDENDS DECLARED                                    57,728           57,728
  OTHER                                                  5,057            5,057
      TOTAL CURRENT LIABILITIES                        281,578          281,578                52              (52)

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS           89,356           89,356
  ACCUMULATED DEFERRED INCOME TAXES                    539,327          539,327
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING       48,789           48,789
  POSTRETIREMENT BENEFITS                               61,000           61,000
  OTHER                                                144,702          144,702
      TOTAL DEFERRED CREDITS                           883,174          883,174

        TOTAL                                        3,961,156        3,962,702            51,599          (53,145)







26



                                                    SOUTH CAROLINA    SOUTH CAROLINA       C&T
                                                    PIPELINE CORP.    PIPELINE CORP.     PIPELINE
                                                     CONSOLIDATED     UNCONSOLIDATED  COMPANY, L.L.C.  ELIMINATIONS




ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS                                                  227,636          225,572           2,064
  TRANSIT
  COMMON
    TOTAL                                              227,636          225,572           2,064
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION        95,019           95,019
    TOTAL                                              132,617          130,553           2,064
  CONSTRUCTION WORK IN PROGRESS                          8,254            8,254
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT      24,178           24,178
      UTILITY PLANT, NET                               165,049          162,985           2,064

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                2            2,392                          (2,390)
      TOTAL OTHER PROPERTY & INVESTMENTS                     2            2,392                          (2,390)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                    1,696            1,512             184
RECEIVABLES - CUSTOMER AND OTHER                        23,754           23,738              16
  RECEIVABLES - ASSOCIATED COMPANIES                    22,459           22,164             287               8
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                16,832           16,832
    MATERIALS & SUPPLIES                                   317              163             154
  PREPAYMENTS                                              967              956              11
  DEFERRED INCOME TAXES                                  2,158            2,171             (13)
      TOTAL CURRENT ASSETS                              68,183           67,536             639               8

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                  6,904            6,764             140
      TOTAL DEFERRED DEBITS                              6,904            6,764             140

        TOTAL                                          240,138          239,677           2,843           (2,382)

27



                                                    SOUTH CAROLINA    SOUTH CAROLINA        C&T
                                                    PIPELINE CORP.    PIPELINE CORP.     PIPELINE
                                                     CONSOLIDATED     UNCONSOLIDATED  COMPANY, L.L.C.  ELIMINATIONS


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                         98,236           97,987         2,639           (2,390)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                      98,236           97,987         2,639           (2,390)
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
TRUST-PREFERRED SECURITIES
LONG-TERM DEBT, NET                                     66,588           66,588
      TOTAL CAPITALIZATION                             164,824          164,575         2,639           (2,390)

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT                      1,250            1,250
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                      35,837           35,805            32
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                  728              728            (8)               8
  CUSTOMER DEPOSITS                                         45               45
  TAXES ACCRUED                                          3,686            3,690            (4)
  INTEREST ACCRUED                                         888              888
  DIVIDENDS DECLARED                                     9,600            9,600
  OTHER                                                    481              481
      TOTAL CURRENT LIABILITIES                         52,515           52,487            20                8

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS            1,349            1,349
  ACCUMULATED DEFERRED INCOME TAXES                     17,241           17,057           184
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  POSTRETIREMENT BENEFITS
  OTHER                                                  4,209            4,209
      TOTAL DEFERRED CREDITS                            22,799           22,615           184

        TOTAL                                          240,138          239,677         2,843           (2,382)

28



                                                     PRIMESOUTH,      PRIMESOUTH,
                                                        INC.             INC.           PALMARK,
                                                    CONSOLIDATED     UNCONSOLIDATED       INC.       ELIMINATIONS

ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION            57               57
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                              724              622              39              63
      TOTAL OTHER PROPERTY & INVESTMENTS                   781              679              39              63

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                      712              517             195
  RECEIVABLES - CUSTOMER AND OTHER                         285               54             231
  RECEIVABLES - ASSOCIATED COMPANIES                       345            1,081                            (736)
  INVENTORIES (AT AVERAGE COST):
    FUEL
    MATERIALS & SUPPLIES
  PREPAYMENTS                                              762              666              96
  DEFERRED INCOME TAXES                                    100              100
      TOTAL CURRENT ASSETS                               2,204            2,418             522            (736)

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                      6                6
      TOTAL DEFERRED DEBITS                                  6                6

        TOTAL                                            2,991            3,103             561             (673)



29


                                                     PRIMESOUTH,       PRIMESOUTH,
                                                        INC.              INC.            PALMARK,
                                                    CONSOLIDATED     UNCONSOLIDATED         INC.       ELIMINATIONS



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                          2,187            2,187              63           (63)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                       2,187            2,187              63           (63)
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
TRUST-PREFERRED SECURITIES
LONG-TERM DEBT, NET                                         20               20
      TOTAL CAPITALIZATION                               2,207            2,207              63           (63)

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                          23               12              11
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                   60               60             735          (735)
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                            (13)              26             (39)
  INTEREST ACCRUED
  DIVIDENDS DECLARED
  OTHER                                                    617              379             238
      TOTAL CURRENT LIABILITIES                            687              477             945          (735)

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS
  ACCUMULATED DEFERRED INCOME TAXES                        (21)             (21)
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  POSTRETIREMENT BENEFITS
  OTHER                                                    118              113               5
      TOTAL DEFERRED CREDITS                                97               92               5
        TOTAL                                            2,991            2,776           1,013          (798)







30




                                                                          SCANA           SCANA
                                                                      RESOURCES, INC.  RESOURCES, INC.
                                                                       CONSOLIDATED    UNCONSOLIDATED    INSTEL, INC.
ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION                            645             437            208
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                             3,073                          3,073
      TOTAL OTHER PROPERTY & INVESTMENTS                                  3,718             437          3,281

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                       262              82            180
  RECEIVABLES - CUSTOMER AND OTHER                                        2,410           1,899            511
  RECEIVABLES - ASSOCIATED COMPANIES
  INVENTORIES (AT AVERAGE COST):
    FUEL
    MATERIALS & SUPPLIES                                                    474              80            394
  PREPAYMENTS                                                                72              45             27
  DEFERRED INCOME TAXES                                                      61                             61
      TOTAL CURRENT ASSETS                                                3,279           2,106          1,173

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                                      57                             57
      TOTAL DEFERRED DEBITS                                                  57                             57

        TOTAL                                                             7,054           2,543          4,511


31


                                                                         SCANA              SCANA
                                                                     RESOURCES, INC.    RESOURCES, INC.
                                                                      CONSOLIDATED      UNCONSOLIDATED     INSTEL, INC.


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                           1,792               415            1,377
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                                        1,792               415            1,377
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
TRUST-PREFERRED SECURITIES
LONG-TERM DEBT, NET                                                       3,099               490            2,609
      TOTAL CAPITALIZATION                                                4,891               905            3,986

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT                                         351               351
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                                          958               911               47
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                                    39                10               29
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                                             243                65              178
  INTEREST ACCRUED
  DIVIDENDS DECLARED
  OTHER                                                                     553               296              257
      TOTAL CURRENT LIABILITIES                                           2,144             1,633              511

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS
  ACCUMULATED DEFERRED INCOME TAXES                                          19                                 19
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  POSTRETIREMENT BENEFITS
  OTHER
      TOTAL DEFERRED CREDITS                                                 19                                 19

        TOTAL                                                             7,054             2,538            4,516





32


                                                                         SCANA           SCANA
                                                                       PETROLEUM        PETROLEUM
                                                                     RESOURCES, INC.  RESOURCES, INC.       SPR GAS
                                                                      CONSOLIDATED    UNCONSOLIDATED     SERVICES, INC.
ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION                            473             473
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                             5,389           5,378              11
      TOTAL OTHER PROPERTY & INVESTMENTS                                  5,862           5,851              11

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                    46,218          46,218
  RECEIVABLES - CUSTOMER AND OTHER                                        1,146           1,146
  RECEIVABLES - ASSOCIATED COMPANIES                                      1,729           1,729
  INVENTORIES (AT AVERAGE COST):
    FUEL
    MATERIALS & SUPPLIES                                                    161             161
  PREPAYMENTS                                                                39              39
  DEFERRED INCOME TAXES                                                   1,002           1,002
      TOTAL CURRENT ASSETS                                               50,295          50,295

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                                     (27)            (27)
      TOTAL DEFERRED DEBITS                                                 (27)            (27)

        TOTAL                                                            56,130          56,119              11


33



                                                                         SCANA             SCANA
                                                                       PETROLEUM         PETROLEUM
                                                                    RESOURCES, INC.      RESOURCES,           SPR GAS
                                                                      CONSOLIDATED          INC.           SERVICES, INC.


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                           8,504             8,493               11
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                                        8,504             8,493               11
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
TRUST-PREFERRED SECURITIES
LONG-TERM DEBT, NET
      TOTAL CAPITALIZATION                                                8,504             8,493               11

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                                        2,969             2,969
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                                 2,015             2,015
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                                          14,179            14,179
  INTEREST ACCRUED
  DIVIDENDS DECLARED                                                     25,600            25,600
  OTHER
      TOTAL CURRENT LIABILITIES                                          44,763            44,763

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS
  ACCUMULATED DEFERRED INCOME TAXES
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  POSTRETIREMENT BENEFITS
  OTHER                                                                   2,863             2,863
      TOTAL DEFERRED CREDITS                                              2,863             2,863

        TOTAL                                                            56,130            56,119               11





34



                                                      SCANA            SCANA
                                                     PROPANE         PROPANE GAS,       USA          SCANA
                                                     GAS, INC.          INC.          CYLINDER    PROPANE SUPPLY
                                                   CONSOLIDATED    UNCONSOLIDATED   EXCHANGE, INC.     INC.      ELIMINATIONS

ASSETS
UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION        16,018           14,612         859           547
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                           10,545           10,804                         1          (260)
      TOTAL OTHER PROPERTY & INVESTMENTS                26,563           25,416         859           548          (260)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                      910            1,356         365          (811)
  RECEIVABLES - CUSTOMER AND OTHER                       2,883            2,045         160           691           (13)
  RECEIVABLES - ASSOCIATED COMPANIES                        32              390                        33          (391)
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                 4,640            1,735           8         2,897
    MATERIALS & SUPPLIES                                 1,031            1,010          13             8
  PREPAYMENTS                                              208              208
  DEFERRED INCOME TAXES                                    170              170
      TOTAL CURRENT ASSETS                               9,874            6,914         546         2,818          (404)

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                    (17)             (17)
      TOTAL DEFERRED DEBITS                                (17)             (17)

        TOTAL                                           36,420           32,313       1,405         3,366          (664)








35


                                                      SCANA            SCANA
                                                     PROPANE         PROPANE GAS,       USA          SCANA
                                                     GAS, INC.          INC.          CYLINDER    PROPANE SUPPLY
                                                   CONSOLIDATED    UNCONSOLIDATED   EXCHANGE, INC.     INC.      ELIMINATIONS


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                     16,584            14,125           747          1,972           (260)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                  16,584            14,125           747          1,972           (260)
PREFERRED STOCK (SUBJ TO PURCHASE OR
  SINKING FUNDS)
TRUST-PREFERRED SECURITIES
LONG-TERM DEBT, NET                                  2,850             2,850
      TOTAL CAPITALIZATION                          19,434            16,975            747         1,972           (260)

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                   1,029               267           388            759           (385)
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES            9,881             9,881
  CUSTOMER DEPOSITS                                  1,208             1,208
  TAXES ACCRUED                                        814               103           175            536
  INTEREST ACCRUED
  DIVIDENDS DECLARED
  OTHER                                                810               779            25              6
      TOTAL CURRENT LIABILITIES                     13,742            12,238           588          1,301           (385)

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS
  ACCUMULATED DEFERRED INCOME TAXES                  3,244             3,105            76             63
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  POSTRETIREMENT BENEFITS
  OTHER
      TOTAL DEFERRED CREDITS                         3,244             3,105            76             63

        TOTAL                                       36,420            32,318         1,411          3,336           (645)

36

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.



                          SCANA CORPORATION
                         (Name of Claimant)



              BY: s/K. B. Marsh
                  (K. B. Marsh, Vice President-Finance, Chief
                  Financial Officer and Controller


CORPORATE SEAL
Attest:


 s/Lynn M. Williams
(Lynn M. Williams, Corporate Secretary)


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:




H. Thomas Arthur               Vice President, General Counsel
   (Name)                      and Assistant Secretary
                                         (Title)




1426 Main Street, Columbia, South Carolina  29201
                    (Address)

                 EXHIBIT B.  Financial Data Schedule

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                              EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                                  N/A




39